UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PACER INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69373H106

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court, Suite 230

Dallas, Texas 75201

(214) 756-6156

With a copy to:

Taylor H. Wilson

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69373H106

1.	Names of Reporting Persons Becker Drapkin Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,158,989
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,158,989
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,158,989
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 69373H106

1.	Names of Reporting Persons Becker Drapkin Partners (QP), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,145,101
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,145,101
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,101
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 69373H106

1.	Names of Reporting Persons Becker Drapkin Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 176,132
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 176,132
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,132
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 69373H106

1.	Names of Reporting Persons BD Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 759,730
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 759,730
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 759,730
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 69373H106

1.	Names of Reporting Persons BD Partners VI SPV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 78,026
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 78,026
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,026
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 69373H106

1.	Names of Reporting Persons BC Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,158,989
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,158,989
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,158,989
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69373H106

1.	Names of Reporting Persons Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,158,989
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,158,989
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,158,989
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69373H106

1.	Names of Reporting Persons Matthew A. Drapkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,158,989
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,158,989
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,158,989
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock (the “Common Stock”), of Pacer International, Inc., a Tennessee corporation (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on May 6, 2013, as amended and or/supplemented by Amendment No. 1 to the Schedule 13D filed on August 21, 2013 and Amendment No. 2 to the Schedule 13D filed on October 10, 2013 (as amended, the “Schedule 13D”). This Amendment reflects changes to beneficial ownership as a result of the acquisition and disposition of shares of Common Stock by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”); Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); BD Partners VI, L.P., a Texas limited partnership (“BD Partners VI”); BD Partners VI SPV, L.P., a Delaware limited partnership (“BD Partners VI SPV”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”). The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Becker Drapkin QP, Becker Drapkin, L.P., BD Partners VI and BD Partners VI SPV are collectively referred to herein as the “Becker Drapkin Funds”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management. BD Management is the general partner of, and investment manager for, the Becker Drapkin Funds.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The Reporting Persons expended an aggregate amount equal to $11,379,102.36 (including commissions) to purchase 2,158,989 shares of Common Stock. Funds used to purchase reported securities held in the accounts of the Becker Drapkin Funds have come from working capital of the Becker Drapkin Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The Becker Drapkin Funds are the record and direct beneficial owners of the securities covered by this Schedule 13D.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Becker Drapkin QP (the “Becker Drapkin QP Shares”). Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares, BD Partners VI Shares and BD Partners VI SPV Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Becker Drapkin, L.P. (the “Becker Drapkin, L.P. Shares”). Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares, BD Partners VI Shares and BD Partners VI SPV Shares.

BD Partners VI has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by BD Partners VI (the “BD Partners VI Shares”). BD Partners VI disclaims beneficial ownership of the Becker Drapkin, L.P. Shares, Becker Drapkin QP Shares and BD Partners VI SPV Shares.

BD Partners VI SPV has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by BD Partners VI SPV (the “BD Partners VI SPV Shares”, and together with the Becker Drapkin QP Shares, the Becker Drapkin, L.P. Shares, the BD Partners VI Shares, the “Becker Drapkin Funds Shares”). BD Partners VI SPV disclaims beneficial ownership of the Becker Drapkin, L.P. Shares, Becker Drapkin QP Shares and BD Partners VI Shares.

As general partner of each of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
11/18/2013	BD Partners VI		19,198	$8.4997	(1)	Open Market Transaction
11/18/2013	BD Partners VI SPV		18,601	$8.4997	(1)	Open Market Transaction
11/18/2013	Becker Drapkin, L.P.		4,477	$8.4997	(1)	Open Market Transaction
11/18/2013	Becker Drapkin QP		29,117	$8.4997	(1)	Open Market Transaction
11/18/2013	Managed Account		2,307	$8.4997	(1)	Open Market Transaction
11/19/2013	BD Partners VI		18,122	$8.705	(1)	Open Market Transaction
11/19/2013	BD Partners VI SPV		17,559	$8.705	(1)	Open Market Transaction
11/19/2013	Becker Drapkin, L.P.		4,226	$8.705	(1)	Open Market Transaction
11/19/2013	Becker Drapkin QP		27,487	$8.705	(1)	Open Market Transaction
11/19/2013	Managed Account		2,288	$8.705	(1)	Open Market Transaction
11/19/2013	BD Partners VI		914	$8.624	(2)	Open Market Transaction
11/19/2013	BD Partners VI SPV		885	$8.624	(2)	Open Market Transaction
11/19/2013	Becker Drapkin, L.P.		213	$8.624	(2)	Open Market Transaction
11/19/2013	Becker Drapkin QP		1,388	$8.624	(2)	Open Market Transaction
11/20/2013	Managed Account		3,403	$8.664	(1)	Open Market Transaction
11/20/2013	BD Partners VI		28,309	$8.664	(1)	Open Market Transaction
11/20/2013	BD Partners VI SPV		27,429	$8.664	(1)	Open Market Transaction
11/20/2013	Becker Drapkin, L.P.		6,602	$8.664	(1)	Open Market Transaction
11/20/2013	Becker Drapkin QP		42,935	$8.664	(1)	Open Market Transaction
11/21/2013	Managed Account		2,430	$8.8474	(1)	Open Market Transaction
11/21/2013	BD Partners VI		20,213	$8.8474	(1)	Open Market Transaction

11/21/2013	BD Partners VI SPV		19,585	$8.8474	(1)	Open Market Transaction
11/21/2013	Becker Drapkin, L.P.		4,714	$8.8474	(1)	Open Market Transaction
11/21/2013	Becker Drapkin QP		30,658	$8.8474	(1)	Open Market Transaction
11/22/2013	Managed Account		545	$8.9645	(1)	Open Market Transaction
11/22/2013	BD Partners VI		4,532	$8.9645	(1)	Open Market Transaction
11/22/2013	BD Partners VI SPV		4,391	$8.9645	(1)	Open Market Transaction
11/22/2013	Becker Drapkin, L.P.		1,057	$8.9645	(1)	Open Market Transaction
11/22/2013	Becker Drapkin QP		6,875	$8.9645	(1)	Open Market Transaction
12/19/2013	Managed Account	870		$8.0531	(1)	Open Market Transaction
12/19/2013	BD Partners VI	7,241		$8.0531	(1)	Open Market Transaction
12/19/2013	BD Partners VI SPV	7,016		$8.0531	(1)	Open Market Transaction
12/19/2013	Becker Drapkin, L.P.	1,690		$8.0531	(1)	Open Market Transaction
12/19/2013	Becker Drapkin QP	10,983		$8.0531	(1)	Open Market Transaction
12/20/2013	Managed Account	1,074		$8.30	(1)	Open Market Transaction
12/20/2013	BD Partners VI	8,935		$8.30	(1)	Open Market Transaction
12/20/2013	BD Partners VI SPV	8,656		$8.30	(1)	Open Market Transaction
12/20/2013	Becker Drapkin, L.P.	2,084		$8.30	(1)	Open Market Transaction
12/20/2013	Becker Drapkin QP	13,551		$8.30	(1)	Open Market Transaction
12/31/2013	Managed Account	1,229		$8.2496	(1)	Open Market Transaction
12/31/2013	BD Partners VI	10,222		$8.2496	(1)	Open Market Transaction
12/31/2013	BD Partners VI SPV	9,905		$8.2496	(1)	Open Market Transaction
12/31/2013	Becker Drapkin, L.P.	2,384		$8.2496	(1)	Open Market Transaction
12/31/2013	Becker Drapkin QP	15,503		$8.2496	(1)	Open Market Transaction
01/02/2014	Managed Account	243		$8.2468	(1)	Open Market Transaction
01/02/2014	BD Partners VI	2,021		$8.2468	(1)	Open Market Transaction
01/02/2014	BD Partners VI SPV	1,958		$8.2468	(1)	Open Market Transaction
01/02/2014	Becker Drapkin, L.P.	471		$8.2468	(1)	Open Market Transaction

01/02/2014	Becker Drapkin QP	3,064		$8.2468	(1)	Open Market Transaction
01/06/2014	BD Partners VI SPV		550,000	$8.95	(3)	Open Market Transaction
01/06/2014	BD Partners VI SPV		66,708	$8.98	(3)	Open Market Transaction
01/06/2014	BD Partners VI SPV		50,000	$9.03	(4)	Open Market Transaction
01/06/2014	Managed Account		94,730	$8.965	(3)	Open Market Transaction
01/06/2014	BD Partners VI		28,419	$8.965	(3)	Open Market Transaction
01/06/2014	BD Partners VI SPV		18,921	$8.965	(3)	Open Market Transaction
01/06/2014	Becker Drapkin, L.P.		7,675	$8.965	(3)	Open Market Transaction
01/06/2014	Becker Drapkin QP		50,255	$8.965	(3)	Open Market Transaction

(1)	Excluding commissions of $0.04 per share.
(2)	Excluding commissions of $0.01 per share.
(3)	Excluding commissions of $0.03 per share.
(4)	Excluding commissions of $0.05 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated March 16, 2013, signed by Steven R. Becker (incorporated by reference to Exhibit 2 to the Schedule 13D relating to the Common Stock of the Issuer filed on May 6, 2013 by the Reporting Persons with the Commission)

24.2	Power of Attorney, dated March 16, 2013, signed by Matthew A. Drapkin (incorporated by reference to Exhibit 3 to the Schedule 13D relating to the Common Stock of the Issuer filed on May 6, 2013 by the Reporting Persons with the Commission)

24.3	Power of Attorney, dated August 21, 2013 (incorporated by reference to Exhibit 24.3 to the amendment to Schedule 13D relating to the Common Stock of the Issuer filed on August 21, 2013 by the Reporting Persons with the Commission)

99.1	Joint Filing Agreement, dated May 6, 2013, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners VI, L.P.; BD Partners VI SPV, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on May 6, 2013 by the Reporting Persons with the Commission)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2014	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BD PARTNERS VI, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BD PARTNERS VI SPV, L.P.

By:	Becker Drapkin Management, L.P.
Its:	General Partner

By:	BC Advisors, LLC
Its:	General Partner

By:	/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

STEVEN R. BECKER

/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

EXHIBIT INDEX

24.1	Power of Attorney, dated March 16, 2013, signed by Steven R. Becker (incorporated by reference to Exhibit 2 to the Schedule 13D relating to the Common Stock of the Issuer filed on May 6, 2013 by the Reporting Persons with the Commission)

24.2	Power of Attorney, dated March 16, 2013, signed by Matthew A. Drapkin (incorporated by reference to Exhibit 3 to the Schedule 13D relating to the Common Stock of the Issuer filed on May 6, 2013 by the Reporting Persons with the Commission)

24.3	Power of Attorney, dated August 21, 2013 (incorporated by reference to Exhibit 24.3 to the amendment to Schedule 13D relating to the Common Stock of the Issuer filed on August 21, 2013 by the Reporting Persons with the Commission)

99.1	Joint Filing Agreement, dated May 6, 2013, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners VI, L.P.; BD Partners VI SPV, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on May 6, 2013 by the Reporting Persons with the Commission)